May 3, 2019

Saundra Pelletier
President and Chief Executive Officer
Evofem Biosciences, Inc.
12400 High Bluff Drive, Suite 600
San Diego, CA 92130

       Re: Evofem Biosciences, Inc.
           Registration Statement on Form S-3
           Filed April 30, 2019
           File No. 333-231126

Dear Ms. Pelletier:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph McCann at (202) 641-4264 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance